COMMENTS RECEIVED ON DECEMBER 15, 2009

FROM CHRISTIAN SANDOE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2
Fidelity Specialized High Income Central Fund

AMENDMENT NO. 22

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Corporate Bond 1-10 Year Central Fund
Fidelity Mortgaged Backed Securities Central Fund

AMENDMENT NO. 8

1. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff would like additional disclosure for "name test" purposes indicating 80% of the fund's assets are invested in high yield securities.

R: As indicated in the Staff's Q&A on Rule 35d-1, the rule does not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. As income is part of the fund's investment objective and does not suggest a type of investment in the context of this fund, we have not added disclosure.

2. Fidelity Corporate Bond 1-10 Year Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Fidelity Investments Money Management, Inc. (FIMM) normally invests at least 80% of the fund's assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities."

C: The Staff questions whether "other corporate debt securities" are related to bonds.

R: Yes. As disclosed under "Description of Principal Security Types," in addition to corporate bonds, corporate debt securities include other debt securities issued by corporations and other business structures, repurchase agreements with corporate counterparties, and other securities that FIMM believes have corporate debt-like characteristics, including hybrids and synthetic securities.

3. Fidelity Corporate Bond 1-10 Year Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The fund normally maintains a dollar-weighted average maturity between 1 and 10 years."

C: The Staff would like us to disclose the current dollar-weighted average maturity for the fund.

R: We are not aware of a requirement to include the fund's DWAM as of a specified date, and accordingly have not modified the disclosure.

4. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities and repurchase agreements for those securities."

C: The Staff questions whether "investment-grade mortgage-related securities" are the same as "mortgage backed securities."

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

5. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.